TOKYO
STAR BANK

RECEIVED

2008 MAY 19 A 8:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 fifth Street, N.W.
Washington, D.C. 20549

08002601

SUPPL

May 14, 2008.

Re: The Tokyo Star Bank, Limited (the "Bank") File No. 82-35006 -Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Please find enclosed the Bank's information furnished pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, subsequent to the filing exemption established with the **SEC File No. 82-35006** as of August 18, 2006.
Summary of the enclosure is provided in the Exhibit-A hereto.

If you have any questions regarding the information and documents furnished, please contact the undersigned at 011-81-3-3224-7281 or Fax 011-81-3-3586-5137 The Tokyo Star Bank, Limited 6-16 Akasaka 1-chome, Minato-ku, Tokyo 107-8384 JAPAN.

Sincerely yours,

PROCESSED
MAY 21 2008
THOMSON REUTERS

Christopher K. Taniguchi, CTP

// Enclosures

5/19

東京スター銀行

東京都港区赤坂1-6-16 〒107-8480

No.	Release Date	Document Name	When and by Whom required to be made public, filed or distributed
1	05/01/2008	Valuation Loss on Marketable Securities and Revision of Earnings Projections for the Fiscal Year Ended March 31, 2008	Required by TSE to be made public immediately

For immediate Release

RECEIVED
2008 MAY 19 A 8:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Name: The Tokyo Star Bank, Limited
Name of Representative: Todd Budge
President & CEO
(Code: 8384 TSE First Section)

Valuation Loss on Marketable Securities and Revision of Earnings Projections for the Fiscal Year Ended March 31, 2008

Tokyo (May 1, 2008) – The Tokyo Star Bank, Limited ("the Bank") hereby announces that it recorded an impairment loss on its holdings of marketable securities as of the end of March, 2008 and revised its earnings projections for the fiscal year ended March 31, 2008, which were announced at the time of its interim results release on November 16, 2007. The details are as follows.

1. Valuation Loss on Marketable Securities (Non-Consolidated)

(in millions of yen except percentages)

(A) Total valuation loss on marketable securities as of the end of March, 2008	13,600
(B) Net assets as of the end of March, 2007 (A/B X 100)	100,688 (13.5%)
(C) Ordinary profits for the fiscal year ended March 31, 2007 (A/C X 100)	21,717 (62.6%)
(D) Net income for the fiscal year ended March 31, 2007 (A/D X 100)	15,595 (87.2%)

Note: The Bank's date for settlement of accounts is March 31.

2. Revision of Earnings Projections for the Fiscal Year Ended March 31, 2008

(1) Consolidated Earnings Projections

(in millions of yen except per share data and percentages)

	Ordinary income	Ordinary profits	Net income	Net income per common share (yen)
Previous earnings projections (as of November 16, 2007) (A)	76,400	21,500	23,000	32,857.14
Revised earnings projections (B)	77,000	19,000	14,400	20,571.42
Net change (B−A)	600	△2,500	△8,600	△12,285.72
Rate of change (%)	0.7	△11.6	△37.3	△37.3
(Reference) Earnings of the previous year (Fiscal year ended March 31, 2007)	75,643	25,588	16,108	23,012.13

(2) Non-Consolidated Earnings Projections

(in millions of yen except per share data and percentages)

	Ordinary income	Ordinary profits	Net income	Net income per common share (yen)
Previous earnings projections (as of November 16, 2007) (A)	75,300	16,000	22,200	31,714.28
Revised earnings projections (B)	**76,200**	**18,500**	**14,100**	**20,142.85**
Net change (B−A)	900	2,500	△8,100	△11,571.43
Rate of change (%)	1.1	15.6	△36.4	△36.4
(Reference) Earnings of the previous year (Fiscal year ended March 31, 2007)	73,726	21,717	15,595	22,279.33

(3) Reasons for Revision

① Non-Consolidated

Due to the effects of the turbulent global financial market conditions resulting from the U.S. sub-prime loan issues, the amount of valuation losses on the Bank's holdings of marketable securities increased considerably after the announcement of the previous earnings projections at the time of its interim results release on November 16, 2007.

② Consolidated

The reasons are mainly the same as those for the non-consolidated revision.

The information contains estimated statements. These statements reflect information currently available to us and are subject to risks, uncertainties and assumptions. The estimates included in this information are subject to change in the course of the determination of our financial results for the fiscal year ended March 31, 2008.

END